UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan (“Plan”) as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2021 and Schedule of Delinquent Contributions for the years ended December 31, 2020 and 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
We have served as the Plan's auditor since 2006

Cleveland, Ohio
June 24, 2022

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	December 31
	2021	2020
ASSETS
Investments, at fair value:	$834,923,385	$766,047,370

Receivables:
Employee contributions	52,229	—
Employer contributions	621,671	234,419
Notes receivable from participants	7,886,294	8,739,741
Dividends	357,588	181,256
Total Receivables	8,917,782	9,155,416
TOTAL ASSETS	843,841,167	775,202,786

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$843,841,167	$775,202,786

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Employees' Savings Trust Plan

	Year Ended December 31
	2021	2020
Additions to Net Assets Attributed to:
Contributions:
Employer	$8,168,643	$8,227,725
Employee	24,972,567	25,207,720
Rollover	16,046,545	3,188,893
Total Contributions	49,187,755	36,624,338

Interest income - notes receivable from participants	407,510	470,026

Investment Income:
Interest and dividend income	23,000,869	8,330,444
Net unrealized/realized appreciation	100,518,951	87,388,557
Net Investment Income	123,519,820	95,719,001

Deductions from Net Assets Attributed to:
Benefits paid to participants	91,763,427	59,041,154
Expenses	314,072	218,459
Total Deductions	92,077,499	59,259,613

Net Increase Before Transfers	81,037,586	73,553,752

Transfer (to) from Another Plan:
Fluortek, Inc. 401(k) Savings Plan	2,224,136	—
Nordson Corporation Non-Union Employees Stock Ownership Plan	—	69,503,253
Nordson Hourly-Related Employees’ Savings Trust Plan	—	17,509
Vention Medical Holdings, Inc. 401(k) Profit Sharing Retirement Plan	—	18,156
Xaloy 401(k) Plan	(14,623,341)	—
Total Transfers	(12,399,205)	69,538,918

Net Increase	68,638,381	143,092,670

Net Assets Available for Benefits:
Beginning of the Year	775,202,786	632,110,116
End of the Year	$843,841,167	$775,202,786

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

1    Description of Plan
The following description of the Nordson Employees' Savings Trust Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General:
The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part- time, domestic employees of Nordson Corporation ("Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Plan was restated effective January 1, 2016 to incorporate all prior amendments and to state the terms of the related trust in a separate agreement.
The Plan was amended December 1, 2017 to add Roth contributions and Roth Conversion contributions. Effective January 1, 2018, the Plan was amended to add a direct asset contribution process. Effective April 1, 2018, the Plan was amended to modify the process for handling claims and appeals. In 2021, the Plan was amended to comply with the requirements of the Bipartisan Budget Act of 2018 and final Treasury Regulations regarding hardship withdrawals, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 and the Coronavirus Aid, Relief and Economic Security (CARES) Act.
Effective January 1, 2018, eligible employees of Plas-Pak Industries, Inc. became participants in the Plan and on June 1, 2018, the assets of Plas-Pak Industries, Inc. 401(k) Profit Sharing Plan were merged into the Plan.
Effective January 1, 2019, employees of Nordson MEDICAL (NH), Inc., Nordson MEDICAL Design and Development, Inc. and Sonoscan, Inc. became participants in the Plan.
On April 1, 2019, the assets of Vention Medical Holdings, Inc. 401(k) Profit Sharing Retirement Plan were merged into the Plan.
On June 3, 2019, the assets of Sonoscan, Inc. Incentive Savings and Profit Sharing Plan were merged into the Plan.
Effective December 21, 2020, the assets of the Nordson Corporation Non-Union Employees Stock Ownership Plan were merged into the Plan.
Effective January 1, 2021, eligible employees of Fluortek, Inc. became participants in the Plan and on July 1, 2021, the assets of Fluortek, Inc. 401(k) Savings Plan were merged into the Plan.
Effective February 1, 2021, the Company finalized the sale of its screws and barrels product line. Participant balances were transferred out of the Plan to the Xaloy 401(k) Plan in 2021.
Eligibility:
All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan beginning with the first payroll period after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. Effective January 1, 2019, unless otherwise elected, new employees will be auto-enrolled into the Plan after 30 days of employment with pre-tax contributions in an amount equal to a percentage determined by the Nordson Retirement Committee, currently 6% of their compensation.
Effective January 1, 2019, participant pre-tax contributions will automatically increase by 1% each year until a contribution rate equal to a percentage determined by the Nordson Retirement Committee is reached, currently 10%.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Contributions, Continued:
The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.
Employer Contributions - The Company makes contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. Effective July 1, 2021, the Company will also make an additional 3% nonelective employer contribution on an annual basis for employees hired or rehired on or after July 1, 2021 and actively employed through December 31 of each year.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented.
Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund.
c)Effective January 1, 2021, annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all active participants on the allocation date. Prior to January 1, 2021, annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 6%) bears to the sum of the deferral or contribution percentages for all active participants.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant's employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $167,357 (2021) and $204,795 (2020). Forfeitures available to be allocated were $362,528 (2021) and $167,327 (2020).
Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Notes Receivable from Participants, Continued:
Effective March 27, 2020, in response to the Coronavirus Aid, Relief and Economic Security (CARES) Act, participants defined by the CARES Act as affected by COVID-19 may borrow from their fund accounts up to a maximum amount equal to the lesser of $100,000 or 100% of their vested account balance through September 22, 2020 and delay loan repayments for up to one year (interest will continue to accrue) for loan repayments due after March 27, 2020 and before December 31, 2020.
The notes receivable are secured by the balance in the participant's account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee's contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer's matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.
Effective January 1, 2020, in response to the Coronavirus Aid, Relief and Economic Security (CARES) Act, participants defined by the CARES Act as affected by COVID-19 can make a coronavirus-related distribution of up to $100,000 through December 31, 2020.
Benefit payments to participants are recorded upon distribution.
Investment Options:
Prior to January 1, 2020, each participant could direct all contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have their separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.
Effective January 1, 2020, Company match contributions made on behalf of participants are no longer automatically invested in the Nordson Stock Fund. The employer match is invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist. Additionally, the restriction requiring participants to complete at least three years of service (100% vested) before being eligible to diversify their investments in the Nordson Stock Fund has been removed from the Plan.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.

NOTES TO FINANCIAL STATEMENTS
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the- counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Delinquent participant loans are deemed distributions based on the terms of the Plan document.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator

NOTES TO FINANCIAL STATEMENTS
3    Tax Status, Continued
has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2021 or 2020.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.
Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
Investment Contract: This is an investment in a group annuity contract with Mass Mutual, which guarantees a fixed interest rate each year. The asset is valued at the fair value, as reported by Mass Mutual. This contract does not hold any specific assets. This investment is classified within Level 3 of the hierarchy.
Annuity: This annuity is invested with National Western Life. The asset is valued at contract value, as reported by National Western Life. This investment is classified within Level 3 of the hierarchy.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2021:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$23,638,380	$—	$—	$23,638,380
Mutual Funds	232,054,868	—	—	232,054,868
Investment Contract	—	—	59,356,022	59,356,022
Annuity	—	—	73,208	73,208
Nordson Corporation Common Stock	178,983,582	—	—	178,983,582
Total Investments in the Fair Value Hierarchy	$434,676,830	$—	$59,429,230	494,106,060
Investments measured at Net Asset Value:
Common/Collective Funds				340,817,325
Total Investments at Fair Value				$834,923,385
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$25,876,809	$—	$—	$25,876,809
Mutual Funds	218,220,606	—	—	218,220,606
Investment Contract	—	—	57,627,588	57,627,588
Annuity	—	—	70,393	70,393
Nordson Corporation Common Stock	161,453,679	—	—	161,453,679
Total Investments in the Fair Value Hierarchy	$405,551,094	$—	$57,697,981	463,249,075
Investments measured at Net Asset Value:
Common/Collective Funds				302,798,295
Total Investments at Fair Value				$766,047,370
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2021:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$57,627,588	$70,393	$57,697,981
Investment income	1,728,434	2,815	1,731,249
Balance - End of the Year	$59,356,022	$73,208	$59,429,230

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2020:

	Investment Contract	Annuity	Total
Balance - Beginning of the Year	$55,948,347	$67,685	$56,016,032
Investment income	1,679,241	2,708	1,681,949
Balance - End of the Year	$57,627,588	$70,393	$57,697,981
The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2021 and December 31, 2020:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$59,356,022	Amounts	Guaranteed	3.0%	N/A
contract	(2021);	invested, less	interest rates	for 2021
	$57,627,588	withdrawals,		and 2020
	(2020)	plus interest at
guaranteed rate
Annuity	$73,208	Amounts	Guaranteed	Two tiers, one	N/A
	(2021);	invested, less	interest rates	at 4.0% and
	$70,393	withdrawals,		one at 6.0%
	(2020)	plus interest at		(2021 & 2020)
guaranteed rate

5    Non-Participant-Directed Investments
Effective January 1, 2020, Company match contributions made on behalf of participants are no longer automatically invested in the Nordson Stock Fund. The employer match is invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.

6    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock.
Effective January 1, 2019, plan expenses will be charged directly to participants. Every participant will be charged $18.75 quarterly ($75 annually) no matter which investment options are chosen by the participant. On a quarterly basis, participants will receive an administrative credit to the investment fund that generated the credit. The credits will vary by participant based upon the investments in the participant’s account. John Hancock also receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue generated will be used for the payment of ERISA-qualified Plan administrative expenses, as determined by the Plan Administrator. To the extent the revenue received into the Plan exceeds the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year.
The Plan also has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS
7    Diversification
Effective December 21, 2020, the assets of the Nordson Corporation Non-Union Employees Stock Ownership Plan (NUESOP) were merged into the Plan. The assets of the NUESOP became a fund within the Plan. Participants can diversify the assets within the NUESOP fund into any other funds within the Plan at any time.
Prior to the merger, an employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for 10 or more years and has attained age 55 may elect, within the 90-day election period following the close of each Plan year during the qualified period, to transfer up to 25% of the aggregate balance of their separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees' Savings Trust Plan. For the last Plan year in the qualified period, the participant may elect to transfer up to 50% of the aggregate balance of their separate account. The qualified period is the six Plan-year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.
8    Prohibited Transactions
During the Plan year ended December 31, employee withholdings in the amounts of $13,624 (2020) and $1,669 (2019) were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.
9    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.
Effective March 1, 2022, the Company will make an additional 3% nonelective employer contribution on an annual basis for employees who opted out of the Nordson Salaried Employees Pension Plan and are actively employed through December 31 of each year.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Allspring Government Money Fund (Class A)	3,649,004	Shares, Money Market Fund	$3,649,004
	Allspring Government Money Market Fund (Class Inst)	19,989,376	Shares, Money Market Fund	19,989,376
	KeyBank NA Managed Guaranteed Investment Contract Fund	200,645	Shares, Guaranteed Investment Contract	5,781,231
	Loomis Sayles Core Plus Bond Fund (Class Y)	2,518,570	Shares, Mutual Fund	34,151,815
	MainStay Winslow Large Cap Growth (Class I)	6,858,806	Shares, Mutual Fund	92,113,766
	Mass Mutual	3.00%	Group Annuity Contract #30237401	59,356,022
	MFS Institutional International Equity Fund	370,579	Shares, Mutual Fund	12,395,874
	MFS International New Discovery Fund (Class R4)	603,846	Shares, Mutual Fund	22,070,588
	National Western Annuities	73,208	Shares, Group Annuity Contract	73,208
*	Nordson Corporation Common Stock	701,154	Shares, Common Stock	178,983,582
	Northern Trust Collective Aggregate Bond Index Fund Non-Lending (Tier II)	30,058	Shares, Collective Fund	4,571,872
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending (Tier II)	10,312	Shares, Collective Fund	2,100,040
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier II)	78,231	Shares, Collective Fund	30,820,610
	Northern Trust S&P 500 Index Fund Non-Lending	171,957	Shares, Collective Fund	96,685,983
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	384,960	Shares, Collective Fund	5,792,876
	State Street Target Retirement 2020 Non-Lending Series Fund (Class M)	924,934	Shares, Collective Fund	15,549,063
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	1,517,112	Shares, Collective Fund	27,998,294
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	1,566,059	Shares, Collective Fund	30,373,721
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	902,504	Shares, Collective Fund	18,036,534
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	857,665	Shares, Collective Fund	17,548,687
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	610,402	Shares, Collective Fund	12,770,225
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	532,726	Shares, Collective Fund	11,228,792
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	720,114	Shares, Collective Fund	15,184,329
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	145,675	Shares, Collective Fund	2,884,502
	State Street Target Retirement 2065 Non-Lending Series Fund (Class M)	15,825	Shares, Collective Fund	217,477
	T. Rowe Price Institutional Large Cap Value Fund	696,780	Shares, Mutual Fund	19,349,581
	Vanguard Balanced Index Fund (Admiral)	1,060,246	Shares, Mutual Fund	51,973,244
	Wellington SMID Cap Research Equity Portfolio (Series 1)	1,769,861	Shares, Collective Fund	43,273,089
				834,923,385
*	Participant loans	Participant loans (interest ranging from 3.25% to 8.25%)		7,886,294
				$842,809,679
*    Party-in-interest to the Plan.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002

December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Click Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$13,624		$13,624

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002

December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Click Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,669		$1,669

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 24, 2022
		By	/s/ Joseph P. Kelley
Joseph P. Kelley
Executive Vice President, Chief Financial Officer
Nordson Corporation